Exhibit 99.102

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020
(Expressed in United States Dollars)

VOX ROYALTY CORP.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020
(Expressed in United States Dollars)

INDEX

Independent Auditor’s Report	1 - 3

Consolidated Statements of Financial Position	4

Consolidated Statements of Loss and Comprehensive Loss	5

Consolidated Statements of Changes in Equity	6

Consolidated Statements of Cash Flows	7

Notes to the Consolidated Financial Statements	8 - 34

Independent Auditor’s Report

To the Shareholders of

Vox Royalty Corp.

Opinion

We have audited the consolidated financial statements of Vox Royalty Corp. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as at December 31, 2021, and the consolidated statements of loss and comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2021, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The consolidated financial statements of the Group for the year ended December 31, 2020 were audited by another auditor who expressed an unmodified opinion on those financial statements on April 26, 2021.

Other Information

Management is responsible for the other information. The other information is comprised of Management’s Discussion and Analysis for the year ended December 31, 2021.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

2

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

3

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Dean Braunsteiner.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

April 26, 2022

Vox Royalty Corp.

Consolidated Statements of Financial Position

(Expressed in United States Dollars)

		December 31,	December 31,
	Note	2021	2020
		$	$
Assets
Current assets
Cash and cash equivalents		5,064,802	3,153,958
Accounts receivable		545,494	93,271
Prepaid expenses		377,160	315,020
Investments	5	2,150,499	-
Total current assets		8,137,955	3,562,249

Non-current assets
Royalty, stream and other interests	6	17,625,689	8,863,901
Intangible assets	7	1,539,248	1,722,788
Accounts receivable		-	1,000,000
Deferred royalty acquisitions		2,529	37,697

Total assets		27,305,421	15,186,635

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	1,129,807	226,420
Income tax liability	20	395,331	-
Derivative liabilities	9, 13	403,610	-
Total current liabilities		1,928,748	226,420

Non-current liabilities
Derivative liabilities	9, 13	2,924,062	1,042,642
Deferred tax liability	20	1,742,936	-

Total liabilities		6,595,746	1,269,062

Equity
Share capital	11	43,648,023	3,241
Additional paid-in capital	11	-	29,147,603
Equity reserves	12	1,163,397	3,878,964
Deficit		(24,101,745)	(19,112,235)

Total equity		20,709,675	13,917,573

Total liabilities and equity		27,305,421	15,186,635

Commitments and contingencies (Note 17)

Subsequent events (Note 22)

Approved by the Board of Directors on April 26, 2022

Signed	“Kyle Floyd”	, Director	Signed	“Robert Sckalor”	, Director

See accompanying notes to the consolidated financial statements.

Vox Royalty Corp.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

	Note	2021	2020
		$	$
Revenue
Royalty revenue	19	3,651,717	126,227

Cost of sales
Depletion	6	(972,592)	(20,836)
Gross profit		2,679,125	105,391

Operating expenses
General and administration	14, 16	(4,579,146)	(2,364,163)
Share-based compensation	12, 13,16	(1,411,271)	(4,164,776)
Impairment of royalty, stream and other interests	6	-	(967,045)
Total operating expenses		(5,990,417)	(7,495,984)

Loss from operations		(3,311,292)	(7,390,593)

Other income (expenses)
Reverse take-over acquisition costs	4	-	(1,771,672)
Realized loss on investments	5	-	(1,037,982)
Unrealized loss on investments	5	(149,001)	(426,143)
Gain on royalty, stream and other interests	6	2,030,700	-
Other income (expenses)	15	(520,467)	394,987
Loss before income taxes		(1,950,060)	(10,231,403)

Income tax expense	20	(2,181,959)	-

Net loss and comprehensive loss		(4,132,019)	(10,231,403)

Weighted average number of shares outstanding
Basic and diluted		37,872,648	29,358,990

Loss per share
Basic and diluted		(0.11)	(0.35)

See accompanying notes to the consolidated financial statements.

Vox Royalty Corp.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

	Number of Shares	Share Capital	Additional Paid-in Capital	Equity Reserves	Deficit	Total Equity
	#	$	$	$	$	$
	(Note 11)	(Note 11)	(Note 11)	(Note 12)
Balance, December 31, 2019	24,422,462	6,049	12,095,946	-	(8,880,832)	3,221,163
Shares issued for services	68,213	20	142,796	-	-	142,816
Share issuance for cash	4,579,361	1,134	9,098,772	-	-	9,099,906
Share issue costs	-	-	(314,915)	42,000	-	(272,915)
Settlement of convertible notes	400,859	99	771,299	-	-	771,398
Shares and warrants issued for acquisition of royalties	1,721,948	362	3,499,283	116,363	-	3,616,008
Shares issued for acquisition of intangible asset and royalty	985,110	244	1,985,150	-	-	1,985,394
Reverse take-over transaction	800,000	80	1,612,243	128,122	-	1,740,445
Exercise of stock options	80,000	8	166,671	(87,814)	-	78,865
Exercise of warrants	37,427	4	77,883	(40,165)	-	37,722
Exercise of RSUs	77,893	8	156,978	(156,986)	-	-
Share cancellation	(691,749)	(4,760)	-	-	-	(4,760)
Share redemption (normal course issuer bid)	(69,200)	(7)	(144,503)	-	-	(144,510)
Share-based compensation	-	-	-	3,877,444	-	3,877,444
Net loss and comprehensive loss	-	-	-	-	(10,231,403)	(10,231,403)

Balance, December 31, 2020	32,412,324	3,241	29,147,603	3,878,964	(19,112,235)	13,917,573
Share issuance for cash	5,615,766	562	11,981,692	-	-	11,982,254
Share issue costs	-	-	(984,132)	-	-	(984,132)
Shares issued for acquisition of royalties	252,878	25	636,826	-	-	636,851
Exercise of RSUs	1,836,052	247,861	3,472,193	(3,720,054)	-	-
Exercise of warrants	20,579	60,776	-	(11,972)	-	48,804
Share redemption (normal course issuer bid)	(758,400)	(227,644)	(690,980)	-	(857,491)	(1,776,115)
Transfer of additional paid-in capital on continuance from Cayman Islands to Ontario	-	43,563,202	(43,563,202)	-	-	-
Share-based compensation	-	-	-	1,016,459	-	1,016,459
Net loss and comprehensive loss	-	-	-	-	(4,132,019)	(4,132,019)

Balance, December 31, 2021	39,379,199	43,648,023	-	1,163,397	(24,101,745)	20,709,675

See accompanying notes to the consolidated financial statements.

Vox Royalty Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

	Note	2021	2020
		$	$
Cash flows from (used in) operating activities
Net loss for the year		(4,132,019)	(10,231,403)
Adjustments for:
Fair value change of embedded derivatives	13	517,971	88,651
Deferred tax expense	20	1,742,936	-
Interest expense on notes	9	-	17,355
Interest paid on notes	9	-	(23,308)
Foreign exchange effect on convertible notes	9	-	(25,462)
Foreign exchange gain on cash		146,930	156,028
Foreign exchange effect on investments		-	(21,080)
Accretion on convertible notes	9	-	34,241
Accretion on streaming receivable		-	(38,913)
Gain on royalty, stream and other interests	6	(2,030,700)	-
Share-based compensation	12, 13	1,411,271	4,164,776
Impairment of royalty, stream and other interests	6	-	967,045
Amortization	7	183,540	114,712
Depletion	6	972,592	20,836
Realized loss on investments	5	-	1,037,982
Unrealized loss on investments	5	149,001	426,143
Shares issued for services	11	-	142,816
Share cancellation	11	-	(4,760)
Reverse take-over acquisition costs	4	-	1,771,672
		(1,038,478)	(1,402,669)
Changes in non-cash working capital:
Accounts receivable		547,777	(93,271)
Prepaid expenses		(62,150)	(285,624)
Accounts payable and accrued liabilities		925,866	(62,890)
Income tax liabilities		395,331	(62,890)
Net cash flows from (used in) operating activities		768,346	(1,844,454)

Cash flows used in investing activities
Acquisition of royalties	6	(9,366,319)	(4,109,865)
Deferred royalty acquisitions		12,689	(15,218)
Acquisition of intangible assets	7	-	(2,106)
Proceeds from sale of investments	5	-	411,547
Net cash flows used in investing activities		(9,353,630)	(3,715,642)

Cash flows from financing activities
Shareholder advances	10	-	100,520
Shareholder repayment	10	-	(695,500)
Share issuance	11	13,354,501	9,749,918
Share redemption (normal course issuer bid)	11	(1,776,115)	(144,510)
Cash from reverse take-over	4	-	505,809
Transaction costs related to reverse take-over	4	-	(520,142)
Share issue costs		(984,132)	(272,915)
Exercise of stock options		-	78,865
Exercise of warrants		48,804	37,722
Net cash flows from financing activities		10,643,058	8,839,767

Increase in cash and cash equivalents		2,057,774	3,279,671
Change in unrealized foreign exchange gain on cash		(146,930)	(156,028)
Cash and cash equivalents, beginning of the year		3,153,958	30,315

Cash and cash equivalents, end of the year		5,064,802	3,153,958

Supplemental cash flow information (Note 18)

See accompanying notes to the consolidated financial statements.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

1.	Nature of operations

Vox Royalty Corp. (“Vox” or the “Company”) was incorporated under the Business Corporations Act (Ontario) on February 20, 2018. The Company’s registered office is 66 Wellington Street West, Suite 5300, TD Bank Tower Box 48, Toronto, ON, M5K 1E6, Canada. The Company’s common shares trade on the TSX Venture Exchange under the ticker symbol “VOX”, and on the OTCQX under the ticker symbol “VOXCF”.

On February 26, 2020, the Company and SilverStream SEZC (“SilverStream”) entered into a merger agreement (the “Merger Agreement”), providing for the acquisition by AIM3 Ventures Inc. (“AIM3”) of all the issued and outstanding common shares of SilverStream (the “Merger Transaction”). Pursuant to the Merger Agreement, SilverStream and AIM3 Merger Sub Cayman Ltd. (a subsidiary of AIM3) amalgamated and continued under the name of SilverStream SEZC. As a result of the amalgamation, SilverStream became a wholly-owned subsidiary of AIM3, and AIM3 is continuing on with the business of SilverStream SEZC. The Merger Transaction closed on May 19, 2020. See Note 4 for details. The consolidated statements of financial position are presented as a continuance of SilverStream and comparative figures presented in the consolidated statements are those of SilverStream. Concurrent with the closing of the Merger Transaction, AIM3 changed its name to Vox Royalty Corp.

Vox is a mining royalty and streaming company focused on building a portfolio of royalties and streams across a diverse mix of precious metals. Vox seeks to acquire a diverse mix of precious metal royalties and purchase agreements (“Stream”) over development stage assets, advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Stream or royalty, Vox receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine, in the case of a Stream, or a portion of revenue generated from the mine, in the case of a royalty.

On April 30, 2020, SilverStream completed a stock-split, pursuant to which all the outstanding common shares were subdivided on the basis of 2.01857075172723 for every 1 pre-stock split common share. All share and per share amounts for all periods presented in the consolidated financial statements have been adjusted retrospectively to reflect the stock-split.

2.	Significant accounting policies

(a)	Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on April 26, 2022.

(b)	Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. The consolidated financial statements are presented in Untied States dollars, unless otherwise indicated.

(c)	Principles of consolidation

These consolidated financial statements incorporate the accounts of the Company and its three wholly-owned subsidiaries, SilverStream SEZC (Cayman Islands), Vox Royalty Australia Pty Ltd. (Australia) and Vox Royalty Canada Ltd. (Ontario, Canada).

Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

(d)	Currency translation

Functional and presentation currency

These consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company and its subsidiaries. All amounts have been rounded to the nearest dollar, unless otherwise noted.

Foreign currency translation

In preparing the consolidated financial statements of the entity, transactions in currencies other than the Company’s functional currency, are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. All foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the period end foreign exchange rates are recognized in the consolidated statements of loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

(e)	Provisions

Provisions are recorded when the Company has a present legal or constructive obligation as a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost for meeting its obligations under the contract. The Company had no significant provisions as at December 31, 2021 and 2020.

(f)	Royalty, stream and other interests

Royalty, stream and other interests consist of acquired royalty interests and stream metal purchase agreements. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses. The major categories of the Company’s interests are producing, advanced and exploration stage. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Advanced assets are interests on projects which are not yet producing, but where in management view, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Interests for producing and advanced assets are recorded at cost and capitalized in accordance with IAS 16. Management uses the following criteria in its assessment of technical feasibility and commercial viability: (i) geology: there is a known mineral deposit which contains mineral reserves or resources; or the project is adjacent to a mineral deposit that is already being mined or developed and there is sufficient geologic certainty of converting the deposit into mineral reserves or resources, and (ii) accessibility and authorization: there are no significant unresolved issues impacting the accessibility and authorization to develop or mine the mineral deposit, and social, environmental and governmental permits and approvals to develop or mine the mineral deposit appear obtainable. Exploration stage interests are accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources and are not depleted until such time as the technical feasibility and commercial viability have been established at which point the value of the asset is categorized as being in the advanced stage.

Producing mineral royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral royalty or stream properties which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral royalty or stream properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company’s best estimate of the ounces to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and/or public disclosures for information on reserves and resources from the operators of the producing mineral and stream interests.

If the cost of a royalty, stream or other interests includes contingent consideration, the contingent consideration is capitalized as part of the cost of the interest when the underlying obligating event has occurred.

(g)	Impairment of royalty, stream and other interests

Royalty, stream and other interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty of stream level for each property from which cash inflows are generated. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral, respectively that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (i) net present value of estimated future cash flows; (ii) dollar value per ounce or pound of reserve/resource; (iii) cash-flow multiples; and/or (iv) market capitalization of comparable assets. Impairment losses are charged to the mineral interest and are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the interest’s recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.

(h)	Intangible assets

Intangible assets, consisting of a royalties database, is measured on initial recognition at cost, which comprises its purchase price plus any directly attributable costs of preparing the asset for its intended use. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Amortization is provided on a straight-line basis over 10 years.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

The asset’s residual values, useful lives and methods of amortization are reviewed at each reporting period and adjusted prospectively, if appropriate.

(i)	Revenue recognition

Revenue is comprised of revenue earned in the period from contracts with customers under each of its royalty interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty arrangement is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For royalty interests, revenue recognition occurs when the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

(j)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

The fair value of common shares issued for goods and services is based on the fair value of the goods or services received unless the fair value cannot be readily determined. If the fair value cannot be readily determined, the Company uses the market closing price on the date the shares are issued, while the fair value of share purchase warrants is estimated using the quoted market price or if the warrants are not traded, using the Black-Scholes model (“BSM”) as of the date of issuance.

(k)	Share-based compensation

The Company recognizes share-based compensation expense for share purchase options, restricted share units (“RSU”) and performance share units (“PSU”) granted to directors, officers, employees and consultants under the Company’s equity-based incentive plans.

Share purchase options

The fair value of share purchase options is determined using the BSM, with market related inputs as of the grant date. The BSM requires management to estimate the expected volatility, expected term, risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. Volatility is estimated using the historic stock price of the Company and similar listed entities, the expected term is estimated using historical exercise data of the Company and similar listed entities, and the number of equity instruments expected to vest is estimated using historical forfeiture data.

The fair values of share purchase options at the date of grant are expensed over the vesting periods with a corresponding increase to equity. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

Restricted share units

The fair value of RSUs is determined by the market value of the underlying shares at the date of the grant. Under the Company’s RSU Plan, the Board of Directors has the discretion to settle the vested RSUs in cash or equity. As the Company does not have a present obligation to settle the issued RSUs in cash, the RSUs issued have been treated as equity-settled instruments. The fair values of RSUs at the date of grant are expensed over the vesting periods with a corresponding increase to equity. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in equity.

Performance share units

The fair value of PSUs is determined by the market value of the underlying shares at the date of the grant. Under the Company’s PSU Plan, the Board of Directors has the discretion to settle the vested PSUs in cash or equity. As the Company does not have a present obligation to settle the issued PSUs in cash, the PSUs issued have been treated as equity-settled instruments. The fair values of PSUs at the date of grant are expensed over the vesting periods with a corresponding increase to derivative liabilities, as the number of common shares to be settled is not fixed. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in derivative liabilities.

(l)	Finance income and finance costs

Finance income comprises interest income on funds invested. Interest revenue is recognized when it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably. Interest revenue is accrued, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

Finance costs comprise interest expense on borrowings, unwinding of a discount on provisions, and impairment losses recognized on financial assets. Borrowing costs allocable to qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use, are capitalized and included in the carrying amounts of the related assets until such time as the assets are substantially ready for their intended use. Borrowing costs that do not relate to the acquisition or construction of qualifying assets are reflected as a component of interest expense, as incurred. For the purposes of determining whether borrowing costs are allocable to qualifying assets, general borrowings are first considered to relate to qualifying assets to the extent of the cumulative investment made by the Company. Debt issue costs on non-revolving facilities are treated as an adjustment to the carrying amount of the original liability and are amortized over the life of the new or modified liability.

(m)	Cash and cash equivalents

Cash and cash equivalents consists of bank balances and short-term deposits with an original maturity of three months or less held in chartered banks. The Company did not have any cash equivalents as at December 31, 2021 and 2020.

(n)	Basic and diluted loss per share

The Company presents basic and diluted profit or loss per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss of the Company by the weighted average number of common shares outstanding during the period, adjusted for shares held in escrow that are subject to contingent release based on conditions other than the passage of time.

Diluted EPS is determined by adjusting the profit or loss and the weighted average number of common shares outstanding, adjusted for shares held in escrow that are subject to contingent release based on conditions other than the passage of time and for the effects of all dilutive potential common shares, which comprise share options granted and warrants. Potential common shares which are considered anti-dilutive are excluded from the calculation of diluted loss per share. In the Company’s case, diluted loss per share is the same as basic loss per share for the years ended December 31, 2021 and 2020, as the effects of including all outstanding options, warrants and convertible debentures would be anti-dilutive.

(o)	Compound financial instruments

The components of compound financial instruments are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement.

The conversion feature of the previously outstanding convertible notes, which were settled on May 15, 2020, did not meet the criteria for equity classification and accordingly, was accounted for as an embedded derivative liability. The embedded derivative component was re-measured at fair value at each reporting period with the changes in fair value recognized in the consolidated statements of loss and comprehensive loss.

The liability component related to the debt principal and interest, was accounted for at amortized cost using the effective interest rate method until the instrument was converted. The liability component was being accreted up to the principal balance at maturity.

Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

(p)	Income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.

Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income, except for deferred income tax relating to equity items which are recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with the Company’s accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization. Temporary differences arising on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit are not recognized.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

(q)	Derivative liability – warrants

The Company’s functional currency is the United States dollar. As the warrant exercise prices are denominated in Canadian dollars, the warrants are recorded as a derivative liability and measured at fair value, with changes in fair value from period to period recorded as a gain or loss in the consolidated statement of loss and comprehensive loss.

(r)	Leases

At the inception of a contract, the Company assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

-	the contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

-	the Company has the right to obtain substantially all of the economic benefits from the use of the assert throughout the period of use; and

-	the Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either:
○	the Company has the right to operate the asset; or
○	the Company designed the asset in a way that predetermines how and for what purpose it will be used.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

The Company recognized a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of its useful life or the end of the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.

The lease liability is measured at amortized cost using the effective interest method and is remeasured when there is a change in future lease payments arising from a change in an index or rate or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in the consolidated statements of loss and comprehensive loss if the carrying amount of the right-of-use asset has been reduced to zero.

Lease payments for short-term leases, leases of low-value assets and variable lease payments not included in the measurement of the lease liability are classified as cash flows from operating activities. Cash payments for the principal portion of the lease liability are included in financing activities and cash payments for the interest paid portion of the lease liability are included in debt issue costs, interest, guarantee fees and other associated fees paid in financing activities.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(s)	Financial instruments

Financial assets and financial liabilities are recognized on the Company’s consolidated statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets:

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as “financial assets at fair value”, as either fair value through profit and loss (“FVPL”) or fair value through other comprehensive income (“FVOCI”), and “financial assets at amortized costs”, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Subsequent measurement – financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the effective interest rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The EIR amortization is included in the consolidated statements of loss. The Company measures cash and cash equivalents and accounts receivable at amortized cost.

Subsequent measurement – financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expense in the consolidated statements of loss. The Company measures investments at FVPL.

Subsequent measurement – financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the consolidated statements of comprehensive loss. When the investment is sold, the cumulative gain or loss is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the consolidated statements of loss when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Financial liabilities:

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include accounts payable and accrued liabilities, convertible notes, promissory notes, and due to shareholder, which are each measured at amortized cost. The Company’s derivative liabilities are measured at FVPL. All financial liabilities are recognized initially at fair value.

Subsequent measurement – financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The EIR amortization is included in other expenses in the consolidated statements of loss.

Subsequent measurement – financial liabilities at FVPL

Financial liabilities measured at FVPL include any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial liabilities measured at FVPL are carried at fair value in the consolidated statements of financial position with changed in fair value recognized in other income or expense in the consolidated statements of loss. The Company measures derivative liabilities as financial liability at FVPL.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the consolidated statements of loss.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

(t)	Impairment

Financial assets

A financial asset not carried at FVPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be measured reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise or an indicator that a debtor will enter bankruptcy.

The Company considers provision for expected credit losses (“ECL”) for receivables at both a specific asset and collective level. All individually significant receivables found not to be specifically impaired are then collectively assessed for any ECL that has been incurred but not yet identified. Receivables that are not significant are collectively assessed for ECL by grouping together receivables with similar risk characteristics.

In assessing collective ECL, the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An ECL in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an ECL account against receivables. Interest on the ECL continues to be recognized through the unwinding of discount. When a subsequent event causes the amount of ECL to decrease, the decrease in ECL is reversed through profit or loss.

Non-financial assets

The carrying amount of the Company’s long-lived non-financial assets, including royalty, stream and other interests and intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its estimated value in use and its fair value less costs to sell. In estimating value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash flows of other assets or groups of assets (the “CGU”). This is usually at the individual royalty, stream and other interests level for each property from which independent cash flows are generated.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amount of the assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized. Losses are recognized in profit or loss. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(u)	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company’s operating segments are components of the Company’s business for which discrete financial information is available and which are reviewed regularly by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

For the years ended December 31, 2021 and 2020, the Company operated in one reportable segment being the acquisition of royalty interests.

(v)	Recent accounting pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2022. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”)

IAS 37 was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022. This standard is not expected to have a material impact on the Company’s current or future reporting periods.

3.	Significant judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Valuation of share-based compensation and share purchase warrants

Management determines the costs for share-based compensation and warrants using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant, for stock options and RSUs, and at each reporting date for PSUs and warrant liabilities, using generally accepted valuation techniques. Assumptions are made and judgment is used in applying the valuation techniques. These assumptions and judgments include estimating the future volatility of the share price, expected dividend yield, future employee turnover rates and future share option and warrant exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based compensation and share purchase warrants.

Derivative financial liabilities

The estimates, assumptions and judgements made in relation to the fair value of derivative liabilities are subject to measurement uncertainty. The valuation techniques used to determine fair value require inputs that involve assumptions and judgments such as estimating the future volatility of the stock price, expected dividend yield, and expected life. Such judgments and assumptions are inherently uncertain.

Reserves and resources

The Company’s business is the acquisition of streams and royalties. This amount represents the capitalized expenditures related to the acquisition of streams and royalty interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of minerals that can be economically and legally extracted from the mining properties in respect of which the Company has Stream and royalty agreements. Resources are estimates of the amount of minerals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has Stream and royalty agreements. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to minerals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact the carrying value of the Company’s royalty, stream and other interests and depletion charges.

Impairment of royalty, stream and other interests

Assessment of impairment of royalty, stream and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

The assessment of the fair values of royalty, stream and other interests requires the use of estimates and assumptions for recoverable production, commodity prices, discount rates, mineral resource conversion, foreign exchange rates, taxes, and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; and (iii) comparable transactions. Changes in any of the estimates used in determining the fair value of the royalty, stream and other interests could impact the impairment analysis.

During the years ended December 31, 2021 and 2020, an impairment charge of $nil and $967,045, respectively, were recorded.

Income taxes

The interpretation of new and existing tax laws or regulations in Canada, Australia, the United States of America, or any of the countries in which our royalty, stream and other interests are located requires the use of judgment. Differing interpretation or changes to these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis.

Estimation uncertainty and COVID-19

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far reaching. To date there has been significant volatility in the stock market and in the commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. In the current environment, estimates and assumptions about future production, commodity prices, exchange rates, discount rates, future capital expansion plans and associated production implications at the underlying mines and other interests in which the Company holds a royalty or stream interest are subject to greater variability than normal, which could significantly affect the valuation of our assets, both non-financial and financial. As at December 31, 2021, the Company has not recorded any adjustments related to the COVID-19 pandemic.

4.	Reverse take-over transaction

On May 19, 2020, AIM3 and SilverStream completed the Merger Transaction (See Note 1). The Merger Transaction constituted a reverse take-over (“RTO”), whereby, upon completion, the shareholders of SilverStream held a majority of the outstanding common shares of the resulting public entity (the “Resulting Issuer”). The substance of the Merger Transaction is a reverse acquisition of a non-operating company. As a result, the Merger Transaction has been accounted for as a capital transaction with SilverStream being identified as the acquirer and the equity consideration being measured at fair value, using the acquisition method of accounting. The RTO has been accounted for in the consolidated financial statements as a continuation of the financial statements of SilverStream, together with a deemed issuance of shares equivalent to the shares held by the former shareholders of AIM3.

Details of the Merger Transaction are as follows:

-	Prior to the Merger Transaction, AIM3 effected a share consolidation on the basis of one common share for every 13.3125 shares issued and outstanding;

-	AIM3 changed its name to Vox Royalty Corp.;

-	AIM3 acquired all of the issued and outstanding shares of SilverStream in exchange for post consolidation AIM3 shares, at an exchange ratio of one post-consolidation AIM3 share for each share of SilverStream; and

-	Existing AIM3 post-consolidation stock options and warrants were replaced with stock options and warrants of the Resulting Issuer on an exchange ratio of 13.3125. The exercise prices of the instruments were multiplied by the share exchange ratio of 13.3125, to reflect the share consolidation. All other terms of the instruments remain unaltered.

Purchase price consideration paid	$
Fair value of AIM3 common shares (i)	1,612,323
Fair value of AIM3 agent warrants (ii)	40,308
Fair value of AIM3 options (iii)	87,814

1,740,445

Net identifiable assets acquired	$
Cash	505,809
Accounts payable and accrued liabilities	(16,894)
Total identifiable assets acquired	488,915
RTO acquisition costs (iv)	1,251,530

1,740,445

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

(i)	The fair value of the 800,000 common shares, retained by former AIM3 shareholders, was determined to be $1,612,323 based on the fair value of common shares issued through the private placement on May 7, 2020 (see Note 11). Immediately after the Transaction was completed, the number of shares held by AIM3 shareholders was approximately 2.49%.

(ii)	The estimated fair value of 37,559 warrants issued as consideration are based on the BSM option pricing model with the following weighted average assumptions: stock price - C$2.80 ($2.02) per share, expected dividend yield – 0%, expected volatility – 57%, risk-free interest rate – 0.28% and an expected life of 0.49 years. In making assumptions for expected volatility, Vox used the industry average as sufficient historical data was not available for the Company’s stock price.

(iii)	The estimated fair value of 80,000 options issued as consideration are based on the BSM option pricing model with the following weighted average assumptions: stock price - C$2.80 ($2.02) per share, expected dividend yield – 0%, expected volatility – 57%, risk-free interest rate – 0.28% and an expected life of 1 year. In making assumptions for expected volatility, Vox used the industry average as sufficient historical data was not available for the Company’s stock price.

(iv)	The transaction costs relating to the RTO plus the excess of the fair value of the consideration paid over identifiable assets acquired disclosed in the table above, has been recognized as reverse take-over acquisition costs, in the consolidated statement of loss and comprehensive loss. In addition, the Company paid cash transaction costs of $520,142.

5.	Investments

As at December 31, 2021, the Company held three investments, which had a total estimated fair value of $2,150,499.

Issuer	Security Description	Cost	Estimated Fair Value	% of Fair value
		$	$	$
Electric Royalties Ltd.	7,270,408 common shares	2,299,500	2,150,499	100%
BK Gold Mines Pty Ltd.	7,330,000 common shares	1,123,440	-	0%
MCC Canadian Gold Ventures Inc.	40 common shares	-	-	0%

Total		3,422,940	2,150,499	100%

As at December 31, 2020, the Company held two investments, which had a total estimated fair value of $Nil.

Issuer	Security Description	Cost	Estimated Fair Value	% of Fair value
		$	$	$
BK Gold Mines Pty Ltd.	7,330,000 common shares	1,123,440	-	0%
MCC Canadian Gold Ventures Inc.	40 common shares	-	-	0%

Total		1,123,440	-	0%

During the year ended December 31, 2021, the Company’s investment activity was as follows:

-	On June 30, 2021, the Company entered into a definitive royalty sale and purchase agreement with Electric Royalties Ltd. (“Electric”), whereby Electric agreed to acquire two graphite royalties from Vox for total consideration of C$2,900,000, consisting of C$2,850,000 in common shares of Electric (the “Electric Shares”) and a C$50,000 cash non-refundable exclusivity payment. The Company received 7,270,408 Electric Shares on August 13, 2021. As at December 31, 2021, Vox holds an approximate 9.4% equity interest in Electric.

During the year ended December 31, 2020, the Company’s investment activity was as follows:

-	sold 6,509,599 common shares of Titan Minerals Ltd. (“Titan”) for total cash proceeds of AUD$604,580 ($401,834). The total realized loss on investment was $1,036,965; and

-	sold 70,000 common shares of BK Gold Mines Pty Ltd. (“BKGM”) for total cash proceeds of AUD$14,000 ($9,713). The total realized loss on investment was $1,017.

-	during the year ended December 31, 2020, the Company recognized an impairment of $1,123,235 related to the common shares held in BKGM. The Company carried out an impairment assessment during the period, in accordance with the Company’s accounting policies. The impairment was recognized as a result of the carrying amount of the asset exceeding its recoverable amount.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

6.	Royalty, stream and other interests

As at and for the year ended December 31, 2021:

		Cost				Accumulated Depletion
Royalty	Country	Opening	Additions	Disposal	Ending	Opening	Depletion	Disposal	Ending	Carrying Amount
		$	$	$	$	$	$	$	$	$
Janet Ivy	Australia	-	2,494,285	-	2,494,285	-	(29,633)	-	(29,633)	2,464,652
Koolyanobbing	Australia	1,130,010	1,357,731	-	2,487,741	-	(797,157)	-	(797,157)	1,690,584
South Railroad	USA	-	2,316,757	-	2,316,757	-	(37,581)	-	(37,581)	2,279,176
Bowdens	Australia	1,130,068	-	-	1,130,068	-	-	-	-	1,130,068
Bullabulling	Australia	-	953,349	-	953,349	-	-	-	-	953,349
Brits	South Africa	764,016	-	-	764,016	-	-	-	-	764,016
Otto Bore	Australia	-	583,612	-	583,612	-	-	-	-	583,612
Segilola	Nigeria	706,425	-	-	706,425	-	(18,587)	-	(18,587)	687,838
Lynn Lake (MacLellan)	Canada	-	873,088	-	873,088	-	-	-	-	873,088
Bulong	Australia	544,957	-	-	544,957	-	-	-	-	544,957
Dry Creek	Australia	475,723	-	-	475,723	(9,338)	(61,429)	-	(70,767)	404,956
Sulfur Springs/ Kangaroo Caves	Australia	467,983	-	-	467,983	-	-	-	-	467,983
Pedra Branca	Brazil	450,131	-	-	450,131	-	-	-	-	450,131
Ashburton	Australia	355,940	-	-	355,940	-	-	-	-	355,940
Anthiby Well	Australia	311,742	-	-	311,742	-	-	-	-	311,742
Brauna	Brazil	262,328	-	-	262,328	(11,498)	(25,603)	-	(37,101)	225,227
Montanore	USA	-	61,572	-	61,572	-	-	-	-	61,572
Uley	Australia	212,393	-	-	212,393	-	-	-	-	212,393
Mt Ida	Australia	210,701	-	-	210,701	-	-	-	-	210,701
Graphmada	Madagascar	188,437	-	(188,437)	-	-	(2,602)	2,602	-	-
Other	Australia	1,173,883	302,758	(82,955)	1,393,686	-	-	-	-	1,393,686
Other	Peru	500,000	1,000,000	-	1,500,000	-	-	-	-	1,500,000
Other	Canada	-	60,018	-	60,018	-	-	-	-	60,018

Total		8,884,737	10,003,170	(271,392)	18,616,515	(20,836)	(972,592)	2,602	(990,826)	17,625,689

As at and for the year ended December 31, 2020:

			Cost		Accumulated Depletion and Impairment
Royalty	Country	Opening	Additions	Ending	Opening	Depletion	Impairment	Ending	Carrying Amount
		$	$	$	$	$	$	$	$
Koolyanobbing	Australia	-	1,130,010	1,130,010	-	-	-	-	1,130,010
Bowdens	Australia	-	1,130,068	1,130,068	-	-	-	-	1,130,068
Brits	South Africa	-	764,016	764,016	-	-	-	-	764,016
Segilola	Nigeria	-	706,425	706,425	-	-	-	-	706,425
Bulong	Australia	-	544,957	544,957	-	-	-	-	544,957
Dry Creek	Australia	-	475,723	475,723	-	(9,338)	-	(9,338)	466,385
Sulfur Springs/ Kangaroo Caves	Australia	-	467,983	467,983	-	-	-	-	467,983
Pedra Branca	Brazil	444,972	5,159	450,131	-	-	-	-	450,131
Ashburton	Australia	-	355,940	355,940	-	-	-	-	355,940
Anthiby Well	Australia	-	311,742	311,742	-	-	-	-	311,742
Brauna	Brazil	-	262,328	262,328	-	(11,498)	-	(11,498)	250,830
Uley	Australia	-	212,393	212,393	-	-	-	-	212,393
Mt Ida	Australia	-	210,701	210,701	-	-	-	-	210,701
Graphmada	Madagascar	188,437	-	188,437	-	-	-	-	188,437
Other	Australia	-	1,302,178	1,302,178	-	-	(128,295)	(128,295)	1,173,883
Other	Peru	1,338,750	-	1,338,750	-	-	(838,750)	(838,750)	500,000

Total		1,972,159	7,879,623	9,851,782	-	(20,836)	(967,045)	(987,881)	8,863,901

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

Total royalty, stream and other interests include carrying amounts in the following countries:

	December 31, 2021	December 31, 2020
	$	$
Australia	10,724,623	6,004,062
USA	2,340,748	-
South Africa	764,016	764,016
Nigeria	687,838	706,425
Brazil	675,358	700,961
Canada	933,106	-
Peru	1,500,000	500,000
Madagascar	-	188,437

	17,625,689	8,863,901

Royalty Sale and Purchase Agreements – for the year ended December 31, 2021

On January 21, 2021, Vox completed the acquisition of a portfolio of five royalties from Breakwater Resources Ltd. and its affiliates (“Breakwater”). The total consideration paid to Breakwater was C$1,204,153 ($951,805), consisting of cash of C$400,001 ($314,954) and the issuance of 252,878 common shares of the Company, valued at C$804,152 ($636,851).

On March 12, 2021, Vox completed the acquisition of a portfolio of three royalties from Gibb River Diamonds Ltd. (“Gibb River”). The total consideration paid to Gibb River was A$325,000 ($251,408), paid in cash.

On March 30, 2021, Vox completed the acquisition of a portfolio of two royalties from Horizon Minerals Limited (“Horizon”). The upfront consideration paid to Horizon was A$4,000,000 ($3,056,607), paid in cash. A further payment of A$3,000,000 is payable, in cash or shares, at the Company’s sole discretion, on the satisfaction of certain future production milestones.

On April 8, 2021, 2021, Vox extinguished the outstanding balance of the Koolyanobbing royalty advance payment through a cash payment of A$1,782,032 ($1,357,731) to Mineral Resources Ltd.

On May 25, 2021, Vox completed the acquisition of the Bullabulling gold royalty from a private Australian-registered entity (“Bullabulling Vendor”). The upfront consideration paid to the Bullabulling Vendor was A$1,200,000 ($931,308), paid in cash. Two milestone payments (A$500,000 in each case) become payable on the satisfaction of certain future production milestones. Each milestone payment may be paid (i) 100% in cash or (ii) 50% in cash and 50% in common shares, at the Company’s sole discretion.

On June 7, 2021, Vox completed the acquisition of the South Railroad gold royalty from a group of private individuals. The upfront consideration paid to the private individuals was $1,980,000, paid in cash. In addition, a cash finders’ fee of $99,000 was paid to a private entity.

On June 11, 2021, Vox entered into a royalty purchase and sale agreement with Golden Cross Resources Ltd. (“Golden Cross”) to acquire the Brightstar Alpha royalty. The total purchase price paid to Golden Cross was A$50,000 in cash.

On June 30, 2021, the Company entered into binding agreements with Titan to acquire a portfolio of four royalties. The total purchase price paid to Titan was $1,000,000 in cash.

Royalties sold during the year ended December 31, 2021

On June 30, 2021, the Company entered into a definitive royalty sale and purchase agreement with Electric, as described in Note 5.

The Company recognized a gain on sale of the two graphite royalties of $2,030,700.

Royalty Sale and Purchase Agreements – for the year ended December 31, 2020

On March 31, 2020, SilverStream entered into a royalty sale and purchase agreement with Vox Australia and Nuheara Limited (“Nuheara”), pursuant to which Vox Australia agreed to purchase from Nuheara certain royalties for an aggregate purchase price of $200,000 (the “Nuheara Purchase Price”). The Nuheara Purchase Price comprised: (i) the payment by Vox Australia to Nuheara of cash consideration of $100,000; and (ii) the issuance by the Company to Nuheara of $100,000 of common shares upon the completion of the RTO, each such common share having a deemed issuance price equal to the concurrent private placement. On May 15, 2020, the Company made the cash payment of $100,000 and issued 46,910 common shares to complete the acquisition of the royalties.

On April 6, 2020, SilverStream entered into a royalty sale and purchase agreement with Vox Australia and Metalicity Limited (“Metalicity”), pursuant to which Vox Australia agreed to purchase from Metalicity certain royalties for an aggregate purchase price of A$200,000 ($128,294), payable in cash. The cash payment was made on May 15, 2020 and the acquisition of the royalties was completed.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

On April 14, 2020, SilverStream entered into a royalties sale and purchase agreement with Vox Australia and Jindalee Resources Limited (“Jindalee”), pursuant to which Vox Australia agreed to purchase from Jindalee certain royalties for an aggregate purchase price of A$500,000 ($322,061) (the “Jindalee Purchase Price”). The Jindalee Purchase Price comprised: (i) the payment by Vox Australia to Jindalee of cash consideration equal to A$250,000 ($160,368); and (ii) the issuance by the Company to Jindalee of A$250,000 ($161,393) of common shares upon the completion of the RTO (see Note 11). On May 15, 2020, the Company made the cash payment of A$250,000 ($160,368) and issued 84,278 common shares to complete the acquisition of the royalties.

On April 21, 2020, SilverStream entered into a royalty sale and purchase agreement with Vox Australia and Vonex Limited (“Vonex”), pursuant to which Vox Australia agreed to purchase from Vonex a certain royalty for an aggregate purchase price of A$2,500,000, payable in cash at certain intervals. The first installment of A$1,750,000 ($1,122,573) was paid on May 15, 2020. The remaining installments are performance based milestones (See Note 17). With the payment made on May 15, 2020, the acquisition of the royalty was completed.

On April 23, 2020, SilverStream entered into a royalties sale and purchase agreement with Vox Australia and Element 25 Limited (“Element”), pursuant to which Vox Australia agreed to purchase from Element certain royalties for an aggregate purchase price of A$500,000 ($323,385) (the “Element Purchase Price”). On May 15, 2020, the Company issued 151,700 common shares to complete the acquisition of the royalties. The Element Purchase Price was reduced by A$200,000 ($129,354) for a ROFR that was exercised on one of the royalties purchased from Element.

On April 29, 2020, SilverStream entered into a royalties sale and purchase agreement with Vox Australia, Sipa Resources Limited (“Sipa”) and certain subsidiaries of Sipa (together with Sipa, the “Sipa Sellers”), pursuant to which Vox Australia agreed to purchase from the Sipa Sellers certain royalties for an aggregate purchase price of A$2,250,000 ($1,449,933) (the “Sipa Purchase Price”). The Sipa Purchase Price comprised: (i) the payment by Vox Australia to the Sipa Sellers of cash consideration equal to A$1,000,000 ($641,470); and (ii) the issuance by the Company to the Sipa Sellers of A$1,250,000 ($808,463) of common shares at a deemed issuance price equal to the listing price of the private placement (see Note 11). On May 15, 2020, the Company made the cash payment of A$1,000,000 ($641,470) and issued 379,250 common shares to complete the acquisition of the royalties.

On April 29, 2020, SilverStream entered into a royalties sale and purchase agreement with Vox Australia, Ochre Group Holdings Limited (“Ochre”), Enrizen Capital Pty Ltd., Enrizen Accounting Pty Ltd., Enrizen Pty Ltd., Enrizen Lawyers Pty Ltd. and Enable Finance Pty Ltd., pursuant to which Vox Australia agreed to purchase from the sellers certain royalties for an aggregate purchase price of $1,000,000 (the “Bowdens Purchase Price”). The Bowdens Purchase Price comprised: (i) the issuance by SilverStream to the sellers of a convertible note (the “Bowdens Note”), such Bowdens Note being automatically convertible, upon the completion of the Qualifying Transaction, into common shares at a 15% discount to the price of the private placement (see Note 11); and (ii) the issuance of 200,000 warrants, each warrant entitling the holder thereof to purchase one common share at a price of C$3.00 at anytime on or before April 28, 2022. On April 29, 2020, the warrants were issued and on May 15, 2020, the Company issued 556,863 common shares to complete the acquisition of the royalties and settle the Bowdens Note.

On May 1, 2020, SilverStream entered into a royalties sale and purchase agreement with Vox Australia and Jervois Mining Limited (“Jervois”), pursuant to which Vox Australia agreed to purchase from Jervois certain royalties for an aggregate purchase price of A$200,000 ($129,354) (the “Jervois Purchase Price”). On May 15, 2020, the Company issued 60,680 common shares to complete the acquisition of the royalties.

On May 27, 2020, SilverStream entered into a royalties sale and purchase agreement with Vox Australia and Kingston Resources Limited (“Kingston”), pursuant to which Vox Australia agreed to purchase from Kingston a certain royalty for an aggregate purchase price of A$650,000 ($453,083) (the “Kingston Purchase Price”). The Kingston Purchase Price comprised: (i) the payment by Vox Australia to Kingston of cash consideration equal to A$350,000 ($240,695); and (ii) the issuance by the Company to Kingston of A$300,000 ($212,388) of common shares. On June 30, 2020, the Company made the cash payment of A$350,000 and on July 22, 2020, issued 89,706 common shares to complete the acquisition of the royalty.

On June 16, 2020, the Company entered into a royalty sale and purchase agreement with Vox Australia and Strategic Energy Resources Limited (“Strategic”), pursuant to which Vox Australia agreed to purchase from Strategic a royalty for an aggregate purchase price of A$500,000 (the “Strategic Purchase Price”). The Strategic Purchase Price comprised: (i) the payment by Vox Australia to Strategic of cash consideration equal to A$80,000 ($57,296); (ii) the issuance by the Company to Strategic of A$200,000 ($142,192) of common shares upon all conditions of the royalties sale and purchase agreement being satisfied; and (iii) a further payment or issuance by the Company, at the Company’s elected option, to Strategic of A$220,000 is payable on the date that commercial production for the royalty project is achieved. On July 29, 2020, the Company made the cash payment of A$80,000 and on October 2, 2020, issued 58,031 common shares to complete the acquisition of the royalty.

On June 29, 2020, SilverStream entered into a royalties sale and purchase agreement with Vox Australia and RPM Automotive Group Limited (“RPM”), pursuant to which Vox Australia agreed to purchase from RPM a certain royalty for an aggregate purchase price of A$750,000 ($527,653) (the “RPM Purchase Price”). The RPM Purchase Price comprised: (i) the payment by Vox Australia to RPM of cash consideration equal to A$400,000 ($281,025); and (ii) the issuance by the Company to RPM of A$350,000 ($246,628) of common shares. On July 10, 2020, the Company made the cash payment of A$400,000 and on September 25, 2020, issued 99,202 common shares to complete the acquisition of the royalty.

On August 21, 2020, SilverStream entered into a royalty sale and purchase agreement with an Ottawa-based corporation (“Brauna Vendor”), pursuant to which SilverStream agreed to purchase from the Brauna Vendor a certain royalty for an aggregate purchase price of C$330,000 ($251,084) (the “Brauna Purchase Price”). The Brauna Purchase Price comprised: (i) the payment by SilverStream to the Brauna Vendor of cash consideration equal to C$165,000 ($125,542); and (ii) the issuance by the Company to the Brauna Vendor of C$165,000 ($125,542) of common shares of the Company. On September 11, 2020, the Company made the cash payment of C$165,000 and issued 55,158 common shares to complete the acquisition of the royalty.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

On August 24, 2020, SilverStream entered into a royalty sale and purchase agreement with Ratel Group Limited (“Ratel”), pursuant to which SilverStream agreed to purchase from Ratel a certain royalty for an aggregate purchase price of C$900,000 ($684,127). On September 9, 2020, the Company made the cash payment of C$900,000 to complete the acquisition of the royalty.

On November 25, 2020, SilverStream entered into a royalty sale and purchase agreement with Sable Metals and Minerals Pty Ltd. (“Sable”), pursuant to which SilverStream agreed to purchase from Sable a certain royalty for an aggregate purchase price of $2,000,000, payable in cash and shares at certain intervals. The first installment comprised: (i) a cash payment of $500,000; and (ii) the issuance by the Company to Sable of $250,000 of common shares of the Company. On December 15, 2020, the Company made the cash payment of $500,000 and issued 140,170 common shares to complete the acquisition of the royalty.

During the year ended December 31, 2020, the Company recognized an impairment of $967,045. The Company carried out an impairment assessment during the period, in accordance with the Company’s accounting policies, using prevailing market data. The impairment was recognized as a result of the carrying amount of the assets exceeding their recoverable amount.

7.	Intangible assets

Database
$
Cost at:
December 31, 2019	-
Additions	1,837,500
December 31, 2020	1,837,500
Additions	-
December 31, 2021	1,837,500

Accumulated amortization at:
December 31, 2019	-
Additions	114,712
December 31, 2020	114,712
Additions	183,540
December 31, 2021	298,252

Net book value at:
December 31, 2020	1,722,788
December 31, 2021	1,539,248

On March 25, 2020, SilverStream entered into a preliminary purchase agreement to acquire the Mineral Royalties Online Pty Ltd. (“MRO”) royalty database and an exploration stage royalty. The value of the share consideration issued was based on the price of shares issued pursuant to the May 7, 2020 private placement (see Note 11). On May 15, 2020, the Company issued 985,110 common shares with an estimated fair value of $1,985,394 to complete the acquisition of the MRO royalty database and royalty. The fair value was split $1,835,394 to intangible assets and $150,000 to other royalty assets, Australia, in royalty, stream and other interests (Note 6).

8.	Accounts payable and accrued liabilities

	December 31, 2021	December 31, 2020
	$	$
Trade payable	196.198	180,246
GST payable	150,832	-
Accrued liabilities	782,777	46,174

	1,129,807	226,420

9.	Convertible notes

During the year ended December 31, 2020:

On May 15, 2020, the Company issued 400,859 common shares for $771,398 to settle all outstanding convertible notes.

The convertible notes were classified as a compound financial instrument, with the principal debt component being recorded at amortized cost using the effective interest rate method, and the conversion feature classified as an embedded derivative liability measured at fair value through profit or loss.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

The changes to the convertible notes are as follows:

	December 31, 2021	December 31, 2020
	$	$
Balance, beginning of year	-	723,522
Interest payments	-	(23,308)
Interest for the period	-	17,355
Foreign exchange effect on convertible notes	-	(25,462)
Accretion for the year	-	34,241
Conversion of convertible notes	-	(726,348)

Balance, end of year	-	-

The changes to the embedded derivatives related to the convertible notes are as follows:

	December 31, 2021	December 31, 2020
	$	$
Balance, beginning of year	-	61,697
Estimated fair value change of embedded derivatives during the year	-	(16,647)
Conversion of convertible notes	-	(45,050)

Balance, end of year	-	-

10.	Due to shareholder

Amounts due to shareholder beared interest at 6% per annum, secured against all the assets of the Company, including certain shares of Titan then held by the Company, and was repayable in full on or before March 30, 2020, or within 7 days of the shareholder providing the Company with written notice of demand.

On April 29, 2020, the Company signed an amendment to the shareholder loan agreement, whereby, the Company shall repay the amounts due to shareholder, together with all outstanding and unpaid interest accrued, immediately following the release of proceeds from the private placement (see Note 11).

On May 15, 2020, a cash payment of $695,500 plus accrued interest was paid in full settlement of the outstanding shareholder loan.

The changes to the due to shareholder balance are as follows:

	December 31, 2021	December 31, 2020
	$	$
Balance, beginning of year	-	594,980
Interest payments	-	(30,784)
Interest included in accounts payable and accrued liabilities	-	18,336
Interest for the period	-	12,448
Proceeds received	-	100,520
Repayments	-	(695,500)

Balance, end of year	-	-

11.	Share capital and additional paid-in capital

Authorized

The authorized share capital of the Company for the year ended December 31, 2020 and for the period January 1, 2021 to July 5, 2021 was C$50,000 divided into 500,000,000 shares with a par value of C$0.0001 each. On July 6, 2021, Vox changed its legal domicile from Cayman Islands to Ontario, Canada. As a result, the authorized share capital of the Company effective July 6, 2021, is an unlimited number of common shares without par value, and thus the amount previously recorded in additional paid-in capital of $43,563,202 was transferred to share capital.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

The following summarizes the common shares issued and outstanding balance:

	December 31, 2021	December 31, 2020
	$	$
Issued: 39,379,199 (2020: 32,412,324) common shares	43,648,023	3,241

The following summarizes the additional paid-in-capital balance:

	December 31,	December 31,
	2021	2020
	$	$
Balance, end of year	-	29,147,603

Share issuances for the year ended December 31, 2021

On March 25, 2021, the Company closed an offering of units with a syndicate of underwriters pursuant to which the underwriters purchased, on a bought deal basis, 5,615,766 units at C$3.00 per share for total gross proceeds of C$16,847,298 ($13,364,507) (the “Offering”). The units were offered pursuant to a final prospectus supplement dated March 22, 2021 to the Company’s short form base shelf prospectus dated October 2, 2020. Each unit issued consisted of one common share of the Company and one half of one share purchase warrant of the Company. In consideration for services provided in connection with the Offering, the underwriters received a cash commission equal to 6.0% of the gross proceeds of the Offering. The value of the Offering was allocated $562 to share capital, $11,981,692 to additional paid-in capital, $1,372,247 to derivative liabilities and $111,715 to other income (expenses).

Each whole warrant will be exercisable to acquire one common share at a price of C$4.50 for a period of 3 years. The warrants have been presented as a derivative liability (see Note 13). The fair value of the warrants on the issuance date was $1,372,247. The fair value of the warrants is based on the BSM option pricing model with the following assumptions: stock price C$2.62 ($2.08), expected dividend yield – 0%, expected volatility – 58%, risk-free interest rate – 0.46% and an expected life of 3 years. In making assumptions for expected volatility, Vox used the industry average as sufficient historical data was not available for the Company’s stock price.

During the year, the Company issued 252,878 common shares for the purchase of the Breakwater royalty portfolio, as disclosed in Note 6, for total consideration of C$804,152 ($636,851). The value was allocated $25 to share capital and $636,826 to additional paid-in capital.

On November 18, 2021, the Company renewed its NCIB, allowing the Company to purchase up to 1,968,056 common shares during the period of November 19, 2021 through November 18, 2022. The NCIB provides the Company with the option to purchase its common shares for cancellation from time to time. During the year ended December 31, 2021, the Company purchased and cancelled 758,400 common shares (of which 735,200 common shares were purchased pursuant to the prior NCIB), purchased at an average share price of C$2.95. The value was allocated $227,644 to share capital, $690,980 to additional paid-in capital and $857,491 to deficit.

Share issuances for the year ended December 31, 2020

On April 3, 2020, the Company issued 9,575 common shares for professional services. The value was allocated $5 to share capital and $17,811 to additional paid-in capital. The valuation for the shares issued was based on the vendor invoices.

On May 7, 2020, the Company completed a brokered and non-brokered private placement of subscription receipts for aggregate proceeds of C$13,738,083 ($9,749,918) (“Private Placement”).

In aggregate, 4,579,361 subscription receipts were issued under the Private Placement, at a price of C$3.00 ($2.13) per subscription receipt. Each subscription receipt entitled the holder thereof to receive one common share of the Company and one-half of one share purchase warrant, upon satisfaction and/or waiver of certain escrow release conditions, in connection with the closing of the RTO.

Officers and senior management members of the Company subscribed for 122,374 subscription receipts as part of the Private Placement, for gross proceeds of C$367,122 ($260,546).

Each whole warrant will be exercisable to acquire one common share at a price of C$4.50 for a period of 2 years. If, at any time during this period, the closing price of the common shares exceeds C$4.00 for 15 consecutive trading days, the Company will immediately purchase for cancellation all the then outstanding warrants at a fixed price of C$1.00 per warrant. The warrants have been presented as a derivative liability (see Note 13). The fair value of the warrants on the issuance date was $650,012. The fair value of the warrants is based on the Monte Carlo simulation model with the following assumptions: stock price C$2.80 ($2.00), expected dividend yield – 0%, expected volatility – 57%, risk-free interest rate – 0.27% and an expected life of 2 years. In making assumptions for expected volatility, Vox used the industry average as sufficient historical data was not available for the Company’s stock price.

In connection with the Private Placement, the Company paid the agents a cash commission of C$278,927 ($197,955). The agents also received 72,341 compensation warrants. Each compensation warrant is exercisable at a price of C$3.00 for a period of 2 years. The grant date fair value of the broker warrants is C$59,000 ($42,000). The estimated fair value of the warrants is based on the BSM option pricing model with the following assumptions: stock price - C$2.80 ($2.00), expected dividend yield – 0%, expected volatility – 57%, risk-free interest rate – 0.27% and an expected life of 2 years. In making assumptions for expected volatility, the Company used the industry average as sufficient historical data was not available for the Company’s stock price.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

Additionally, on May 19, 2020, the Company announced that the 4,579,361 subscription receipts have been automatically converted, without any further action on the part of the holders, into 4,579,361 common shares of Vox and 2,289,667 common share purchase warrants of Vox as a result of the satisfaction of the escrow release conditions.

The value of the Private Placement was allocated $1,134 to share capital, $9,098,772 to additional paid-in capital and $650,012 to derivative liabilities.

On May 15, 2020, the Company issued 58,638 common shares to a member of management at C$3.00 ($2.13) per share, based on the price of shares issued pursuant to the May 7, 2020 private placement. The value was allocated $15 to share capital and $124,985 to additional paid-in capital.

On May 15, 2020, the Company issued 400,859 common shares for the settlement of convertible notes, as disclosed in Note 9, for total consideration of $771,398. The value was allocated $99 to share capital and $771,299 to additional paid-in capital.

On May 15, 2020, the Company issued 985,110 common shares for the purchase of a database and royalty, as disclosed in Note 7, for total consideration of $1,985,394. The value was allocated $244 to share capital and $1,985,150 to additional paid-in capital.

During the year, the Company issued 1,721,948 common shares for the purchase of royalty acquisitions, as disclosed in Note 6, for total consideration of $3,616,008. The value was allocated $362 to share capital and $3,499,283 to additional paid-in capital. The value of the shares issued was based on the purchase price paid for the royalties. The valuation methodologies used for the royalties include a conventional discounted cashflow approach and related transactional benchmarking.

During the year, the Company cancelled 691,749 common shares. No consideration was paid for the cancellation of these common shares and the $4,760 value of these shares was recorded as a reduction to share capital.

During the year, the Company, utilizing its initial NCIB, purchased and cancelled 69,200 common shares. The value was allocated $7 to share capital and $144,503 to additional paid-in capital.

12.	Equity reserves

Warrants

The following summarizes the warrant activity for the years ended December 31, 2021 and 2020:

	2021		2020
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of year	272,341	3.00	-	-
Granted	-	-	309,900	2.80
Exercised	(20,579)	3.00	(37,427)	1.33
Expired	-	-	(132)	1.33

Outstanding, end of year	251,762	3.00	272,341	3.00

Exercisable, end of year	251,762	3.00	272,341	3.00

The following table summarizes information of warrants outstanding and exercisable as at December 31, 2021:

Expiry date	Number of warrants outstanding	Exercise price	Weighted average remaining contractual life
	#	C$	Years
April 29, 2022	180,000	3.00	0.33
May 7, 2022	71,762	3.00	0.35

	251,762	3.00	0.33

See Note 13 for additional warrants classified under derivative liabilities.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

The following summarizes the warrant equity reserve balance:

	December 31, 2021	December 31, 2020
	$	$
Balance, beginning of year	158,506	-
Issuance of warrants	-	198,671
Exercise of warrants	(11,972)	(40,165)

Balance, end of year	146,534	158,506

The Company used the BSM valuation model to estimate the grant date fair value of warrants issued during the period using the following weighted average assumptions:

	December 31, 2021	December 31, 2020
Expected stock price volatility	-	57%
Risk-free interest rate	-	0.30%
Expected life	-	1.82 years
Grant date share price	-	2.01
Expected forfeiture rate	-	-
Expected dividend yield	-	-

Options

The Company maintains an omnibus long-term incentive plan dated May 19, 2020 (the “Plan”) whereby certain key employees, officers, directors and consultants may be granted options to acquire common shares of the Company. The maximum number of common shares that are issuable under the Plan is fixed at 20% of the number of common shares issued and outstanding as of May 19, 2020. As at December 31, 2021, the maximum number of common shares that are issuable under the Plan is 6,413,750. The exercise price and vesting terms are determined by the Board of Directors.

The following summarizes the stock option activity for the years ended December 31, 2021 and 2020:

	2021		2020
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	$
Outstanding, beginning of year	6,000	3.50	-	-
Granted	819,826	3.27	92,000	1.61
Forfeited	-	-	(6,000)	3.50
Expired	(26,000)	3.88	-	-
Exercised	-	-	(80,000)	1.33

Outstanding, end of year	799,826	3.25	6,000	3.50

Exercisable, end of year	199,957	3.25	6,000	3.50

The following table summarizes information of stock options outstanding as at December 31, 2021:

		Options Outstanding		Options Exercisable
Expiry date	Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable	Weighted average remaining contractual life
	C$	#	Years	#	Years
June 30, 2026	3.25	799,826	4.50	199,957	4.50

		799,826	4.50	199,957	4.50

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

The following summarizes the stock option equity reserve balance:

	December 31, 2021	December 31, 2020
	$	$
Balance, beginning of year	4,043	-
RTO stock options	-	87,814
Share-based compensation expense	192,927	4,043
Exercise of stock options	-	(87,814)

Balance, end of year	196,970	4,043

The Company used the BSM valuation model to estimate the grant date fair value of stock options issued during the year using the following weighted average assumptions:

	December 31, 2021	December 31, 2020
Expected stock price volatility	36%	57%
Risk-free interest rate	0.96%	0.28%
Expected life	4.91 years	1.13 years
Grant date share price	$1.97	2.06
Expected forfeiture rate	-	-
Expected dividend yield	-	-

During year ended December 31, 2021, 819,826 stock options were granted and vest as follows:

-	20,000 stock options: one-third on each of the grant date, March 31, 2021 and June 30, 2021, of which the stock options expired during the year ended December 31, 2021; and

-	799,826 stock options: one-quarter on each of December 31, 2021, June 30, 2022, December 31, 2022 and June 30, 2023.

In making assumptions for expected volatility, the Company used the industry average as sufficient historical data was not available for the Company’s stock price.

Restricted Share Unit Plan

The Plan provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable RSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or equity settle the vested RSUs. The RSUs issued were treated as equity-settled instruments and measured at the grant date fair value because the Company does not have a present obligation to settle the issued RSUs in cash.

During the year ended December 31, 2021, 292,842 RSUs were granted and vest as follows:

-	116,108 RSUs: 25,802 RSUs on the grant date and 45,153 RSUs on each of February 19, 2022 and February 19, 2023; and

-	176,734 RSUs: one quarter on each of December 31, 2021, June 30, 2022, December 31, 2022 and June 30, 2023.

The share-based compensation expense related to the RSUs will be recorded over the vesting period.

The following summarizes the RSU activity for the years ended December 31, 2021 and 2020:

	2021		2020
	Number	Weighted average fair value	Number	Weighted average fair value
	#	$	#	$
Outstanding, beginning of year	2,124,906	2.04	-	-
Granted	292,842	2.16	2,202,799	2.04
Exercised	(1,836,052)	2.03	(77,893)	2.02

Outstanding, end of year	581,696	2.13	2,124,906	2.04

Vested, end of year	36,403	2.14	1,602,301	2.02

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

The following summarizes the RSU equity reserve balance:

	December 31, 2021	December 31, 2020
	$	$
Balance, beginning of year	3,716,415	-
Share-based compensation expense	823,532	3,873,401
Exercise of RSUs	(3,720,054)	(156,986)

Balance, end of year	819,893	3,716,415

13.	Derivative liabilities

The following summarizes the derivative liabilities balance:

	December 31, 2021	December 31, 2020
	$	$
Warrants	2,645,528	755,310
PSUs	682,144	287,332
	3,327,672	1,042,642
Less: current portion	403,610	-

Non-current portion	2,924,062	1,042,642

Warrants

The following summarizes the warrant activity for the years ended December 31, 2021 and 2020:

	2021		2020
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of year	2,289,667	4.50	-	-
Granted	2,807,883	4.50	2,289,667	4.50

Outstanding, end of year	5,097,550	4.50	2,289,667	4.50

Exercisable, end of year	5,097,550	4.50	2,289,667	4.50

The following table summarizes information of warrants outstanding and exercisable as at December 31, 2021:

Expiry date	Number of warrants outstanding	Exercise price	Weighted average remaining contractual life
	#	C$	Years
May 14, 2023	2,289,667	4.50	1.37
March 25, 2024	2,807,883	4.50	2.23

	5,097,550	4.50	1.84

The following summarizes the warrant derivative liabilities balance:

	December 31, 2021	December 31, 2020
	$	$
Balance, beginning of year	755,310	-
Issuance of warrants	1,372,247	650,012
Change in valuation of warrants	517,971	105,298

Balance, end of year	2,645,528	755,310

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

The Company used the BSM valuation model to estimate the grant date fair value of stock options issued during the period using the following weighted average assumptions:

	December 31, 2021	December 31, 2020
Expected stock price volatility	51%	62%
Risk-free interest rate	0.91%	0.17%
Expected life	1.84 years	1.37 years
Grant date share price	2.74	2.36
Expected forfeiture rate	-	-
Expected dividend yield	-	-

On February 3, 2021, the Company held a Warrantholder Meeting (the “Meeting”). At the Meeting, the holders of 2,289,667 common share purchase warrants that were originally set to expire on May 14, 2022 (“Warrants”), unanimously voted in favour to amend the Warrants to (a) remove the compulsory call option held by the Company, and (b) in conjunction with the foregoing, extend the term of the Warrants by 12 months, such that the warrants will now expire on May 14, 2023.

See Note 11 for warrants issuance as part of the Offering.

Performance Share Unit Plan

The Plan provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable PSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or equity settle the vested PSUs. The PSUs issued were treated as derivative instruments because the number of shares to be eventually issued is based on a percentage of the common shares outstanding at the time the performance hurdle is met. The share-based compensation expense will be recorded over the vesting period, which is the date that specific share price hurdles are met.

The following summarizes the PSU activity for the years ended December 31, 2021 and 2020:

	2021		2020
	Number	Weighted average fair value	Number	Weighted average fair value
	#	$	#	$
Outstanding, beginning of year	648,246	1.36	-	-
Granted	139,338	1.36	648,246	1.36

Outstanding, end of year	787,584	1.36	648,246	1.36

Vested, end of year	-	-	-	-

The following summarizes the PSU derivative liabilities balance:

	December 31, 2021	December 31, 2020
	$	$
Balance, beginning of year	287,332	-
Share-based compensation expense	394,812	287,332

Balance, end of year	682,144	287,332

The Company used the Monte Carlo simulation model to estimate the grant date fair value of PSUs issued during the period using the following weighted average assumptions:

	December 31, 2021	December 31, 2020
Expected stock price volatility	51%	58%
Risk-free interest rate	0.95%	0.25%
Expected life	0.95 years	1.30 years
Grant date share price	2.75	2.36
Expected forfeiture rate	-	-
Expected dividend yield	-	-

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

Convertible notes and promissory notes

The following summarizes the derivative liabilities balance:

	December 31, 2021	December 31, 2020
	$	$
Balance, beginning of year	-	61,697
Change in valuation related to convertible notes (Note 9)	-	(16,647)
Conversion of convertible notes	-	(45,050)

Balance, end of year	-	-

14.	General and administration

The Company’s general and administrative expenses incurred for the years ended December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
	$	$
Corporate administration	1,274,192	552,031
Professional fees	803,696	354,872
Salaries and benefits	2,317,718	1,342,548
Depreciation	183,540	114,712

	4,579,146	2,364,163

15.	Other income

The Company’s other income (expenses) for the years ended December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
	$	$
Fair value change of embedded derivatives	(517,971)	(88,651)
Transaction costs related to Offering (Note 11)	(111,715)	-
Interest income	12,577	39,113
Interest expense	-	(82,162)
Foreign exchange gain	96,642	526,687

	(520,467)	394,987

16.	Related party transactions

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company.

The remuneration of directors and other members of key management personnel during the years ended December 31, 2021 and 2020 were as follows:

	December 31, 2021	December 31, 2020
	$	$
Short-term employee benefits	1,743,334	1,083,525
Share-based compensation	955,146	3,573,251

	2,698,480	4,656,776

See also Notes 10, 11, and 22.

17.	Commitments and contingencies

As at December 31, 2021, the Company did not have any right-of-use assets or lease liabilities.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

The Company is committed to minimum annual lease payments for its premises, which renews on a quarterly basis and certain consulting agreements, as follows:

2022
$
Leases	12,980
Consulting agreements	70,677

83,657

The Company is responsible for making certain milestone payments (see Note 6) in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

	2022
	$
Royalty
Janet Ivy	2,178,183	(1)
Brits	1,250,000	(1)
Bullabulling	726,061	(2)
Koolyanobbing	544,546
Uley	159,733	(1)

	4,858,523

(1)	The milestone payments may be settled in either cash or common shares of the Company, at the Company’s election.

(2)	The milestone payments may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election.

18.	Supplemental cash flow information

	December 31, 2021	December 31, 2020
	$	$
Change in accrued royalty acquisition costs	-	3,750
Change in accrued deferred royalty acquisitions	(22,479)	22,479
Share issuance for royalty acquisition costs	636,851	3,499,645
Warrants issuance for royalty acquisition costs	-	116,363
Share issuance for intangible asset and royalty acquisition cost	-	1,985,394
Share issuance for settlement of convertible notes	-	771,398
Convertible notes issuance for royalties	-	-
Broker warrants	-	42,000
Accounts payable acquired on RTO	-	(16,864)

19.	Segment information

For the years ended December 31, 2021 and 2020, the Company operated in one reportable segment being the acquisition of royalty interests.

For the years ended December 31, 2021 and 2020, royalty revenues generated from each geographic location is as follows:

	December 31, 2021	December 31, 2020
	$	$
Australia	3,327,470	28,083
Brazil	83,013	23,144
Nigeria	92,089	-
USA	94,226	-
Madagascar	54,919	-
Other	-	75,000

Total	3,651,717	126,227

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

The Company has the following non-current assets in nine geographic locations:

	December 31, 2021	December 31, 2020
	$	$
Australia	10,724,623	6,041,759
USA	2,340,748	-
Cayman Islands	1,541,777	1,722,788
Peru	1,500,000	1,500,000
Canada	933,106	-
South Africa	764,016	764,016
Nigeria	687,838	706,425
Brazil	675,358	700,961
Madagascar	-	188,437

Total	19,167,466	11,624,386

20.	Income taxes

Income tax recognized in net loss and comprehensive loss is comprised of the following:

	December 31, 2021	December 31, 2020
	$	$
Current tax expense	439,023	-
Deferred tax expense	1,742,936	-

Income tax expense	2,181,959	-

Provision for income taxes

The income tax expense differs from the amount that would result from applying the federal and principal income tax rates to the loss before income taxes due to the following:

	December 31, 2021	December 31, 2020
	$	$
Loss before income taxes	(1,950,060)	(10,231,403)
Statutory tax rate	26.5%	30%

Expected income tax recovery based on statutory rate	(517,000)	(3,069,000)
Adjustment to expected income tax recovery:
Foreign tax rate differences	264,000	1,370,000
Permanent differences	374,000	1,435,000
Change in benefit of tax assets not recognized	613,000	161,000
Royalty, stream and other interests	1,624,305	-
Other	(176,346)	103,000

Income tax expense	2,181,959	-

Deferred tax liabilities

	December 31, 2021	December 31, 2020
	$	$
Royalty, stream and other interests	(1,742,936)	-

Total	(1,742,936)	-

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

Unrecognized deferred tax assets

As at December 31, 2021, the Company had temporary differences with a tax benefit of $3,693,000 (2020 - $825,000) which are not recognized as deferred tax assets. Management believes that it is not probable that sufficient taxable profits will be available in future years to allow the benefit of the following deferred tax assets to be utilized. The following table summarizes the composition of the Company’s deferred tax assets:

	December 31, 2021	December 31, 2020
	$	$
Non-capital losses – Canada	2,209,000	665,000
Net-capital losses – Australia	35,000	-
Financing costs	931,000	71,000
Other temporary differences	518,000	89,000

Total	3,693,000	825,000

Unrecognized deferred tax liabilities

The aggregate amount of taxable temporary differences associated with investment in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2021 is $1,766,000. No deferred tax liabilities are recognized on the temporary differences associated with investments in subsidiaries because the Company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

Tax loss carryforwards

As at December 31, 2021, the Company has deductible Canadian non-capital tax losses of $2,209,000 related to the Company’s Canadian parent and subsidiary and $nil from the Company’s Australian subsidiary. The Company’s Cayman Island subsidiary has a tax rate of 0%, therefore, the deductible temporary difference has not been disclosed. Canadian non-capital tax losses expire as follows:

	December 31, 2021	December 31, 2020
	$	$
2038	31,000	31,000
2039	53,000	53,000
2040	581,000	581,000
2041	1,544,000	-

Total	2,209,000	665,000

21.	Financial instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the years ended December 31, 2021 and 2020.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivable are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty and streaming portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations and holding of cash and cash equivalents. As at December 31, 2021, the Company had cash and cash equivalents of $5,064,802 (December 31, 2020 - $3,153,958) and working capital of $6,209,207 (December 31, 2020 - $3,335,829).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is subject to foreign exchange risk related to cash in Canadian dollars, with a value of C$2,488,427 ($1,962,791), investments held in Canadian dollars, with an estimated fair value of C$2,726,403 ($2,150,499), and derivative liabilities held in Canadian dollars, with an estimated fair value of C$4,218,823 ($3,327,672) as at December 31, 2021. The Company is therefore subject to gains and losses due to fluctuations in the related currency relative to the US dollar. As at December 31, 2021, a 10% change in the Canadian dollar, would have an impact of $196,000, $215,000 and $333,000, on cash, investments and derivative liabilities, respectively, and on the consolidated statement of loss and comprehensive loss.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

Interest rate risk

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalty streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious and/or base metals. The price of precious and base metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, and income tax liabilities on the consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The fair value of the derivative liabilities were estimated based on the assumptions disclosed in Notes 9 and 13.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;

-	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

-	Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at December 31, 2021 and 2020, the Company does not have any financial instruments measured at fair value after initial recognition, except for investments, which are estimated using Level 1 inputs, and derivative liabilities, which are estimated using Level 3 inputs.

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

As at December 31, 2021:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments	2,150,499	-	-	2,150,499
Derivative liabilities	-	-	(3,327,672)	(3,327,672)

	2,150,499	-	(3,327,672)	(1,177,173)

As at December 31, 2020:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative liabilities	-	-	(1,042,642)	(1,042,642)

	-	-	(1,042,642)	(1,042,642)

Level 2 Hierarchy

During the years ended December 31, 2021 and 2020, there were no transfers between levels.

	December 31, 2021	December 31, 2020
	$	$
Balance, beginning of year	-	1,035,097
Disposal at cost – shares	-	(10,730)
Realized loss on investments	-	(1,016)
Unrealized loss on investment	-	(1,023,351)

Balance, end of year	-	-

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in United States Dollars)

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at December 31, 2021 and 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the consolidated statements of loss and comprehensive loss.

	December 31, 2021	December 31, 2020
	$	$
Balance, beginning of year	1,042,642	61,697
Issuance of Private Placement/Offering warrants (Note 13)	1,372,247	650,012
Change in valuation of Private Placement/Offering warrants (Note 13)	517,971	105,298
Share-based compensation expense on PSUs (Note 13)	394,812	287,332
Change in valuation related to convertible notes (Note 9)	-	(16,647)
Conversion of convertible notes (Note 9)	-	(45,050)

	3,327,672	1,042,642

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. As at December 31, 2021, the capital structure of the Company consists of $20,709,675 (December 31, 2020 - $13,917,573) of total equity, comprising of share capital, additional paid-in capital, equity reserves, and deficit. The Company was not subject to any externally imposed capital requirements.

22.	Subsequent events

On January 17, 2022, Vox entered into a royalty sale and purchase agreement with a private South African registered company (the “SA Vendor”) to acquire two royalties. The royalties include a 1.0% gross receipts royalty over the Dwaalkop Project and a 0.704% gross receipts royalty over the Messina Project, which collectively cover the full extent of the Limpopo PGM Project (“Limpopo”) operated by Sibanye Stillwater Ltd. The upfront consideration issued to the SA Vendor will be C$1,500,000 in common shares, subject to the approval of the TSX Venture Exchange. The Company will make additional cash payments or issue additional common shares (at Vox’s sole election) of up to C$8,900,000 upon achievement of certain production milestones at Limpopo.

On March 9, 2022, the Company granted an aggregate of 263,548 RSUs to directors, officers and employees of Vox. The RSUs vest in equal parts on each of September 9, 2022, March 9, 2023, September 9, 2023, and March 9, 2024. Each RSU entitles the holder to receive one common share of the Company.

On March 9, 2022, the Company granted an aggregate of 804,158 stock options to officers and employees of Vox. The stock options have an exercise price of C$4.16 per share, a five-year term from the date of grant and vest in equal parts on each of September 9, 2022, March 9, 2023, September 9, 2023, and March 9, 2024.

On April 26, 2022, Vox entered into a sale and purchase agreement with a subsidiary of Nuheara (“Terrace Gold”), to acquire all of Terrace Gold’s rights and interests in an agreement with Lumina Copper S.A.C, which includes the right to receive the El Molino royalty. The upfront consideration issued to Nuheara Ltd. will be US$50,000 in common shares of the Company, subject to the approval of the TSX Venture Exchange. A further payment of US$450,000 is payable, in cash or common shares of the Company (at the Company’s sole election), following the registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.